Class B Shares

With Class B shares, you pay no initial sales charge, but the Fund pays a distribution and service fee at the annual rate of 1.00% of average net assets. As a result, the annual expenses for Class B shares are somewhat higher compared to Class A shares, which pay a .25% distribution and service fee. After eight years, Class B shares automatically convert to Class A, which has the effect of lowering the annual expenses from the ninth year on.

Class B shares have a contingent deferred sales charge that declines over the years you own shares, and disappears completely after six years of ownership. For any shares you sell within those six years, you may be charged at the following rates based on the lesser of the redemption price or purchase price:

Year After You Bought Shares                Contingent Deferred Sales Charge

First Year                                               5.00%
Second Year                                              4.00%
Third or Fourth Year                                     3.00%
Fifth Year                                               2.00%
Sixth Year                                               1.00%